Filed by ASML Holding N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cymer Inc.

(Commission File No.: 0-21321)

ASML

Accelerate EUV development

Eric Meurice

17 October 2012

ASML

Confidential

Slide 2

17 October 2012

What have we announced today?

To accelerate the EUV introduction at 22 nm node, we have decided to merge with Cymer, our light source supplier based in San Diego, California

The transaction is approved by the boards of directors on both sides

The cash-and-stock deal is worth over EUR 2 billion

The transaction is expected to close in the first half of 2013

ASML

Confidential

Slide 3

17 October 2012

What are the benefits for ASML and Cymer?

Solidify our joint EUV roadmap with shared know-how and skills critical mass

More efficient technology development through clearer module and integration responsibilities between Cymer and ASML

Simpler supply chain and manufacturing flow of EUV modules and integration

Addition into ASML of Cymer’s growing installed base service business

ASML

Confidential

Slide 4

17 October 2012

Where are we with EUV today?

We have 6 pre-production NXE:3100 systems in the field:

Over 23,000 wafers exposed

Capable of resolution performance compatible with the 22 nm node in single patterning mode

Good overlay and imaging performance

The successor system, the NXE:3300B:

Is capable of resolution performance compatible with the 14 nm node in single patterning mode.

Has shown overlay down to 1.3 nm and imaging down to 16 nm in a full-field single exposure using new illumination technology.

ASML

Confidential

Slide 5

17 October 2012

What about the EUV source?

We continue to make progress on improving the productivity of the EUV systems currently limited by the light source:

Cymer’s EUV light sources have for some time been exposing wafers at up to 11 Watts source power at customer facilities, resulting in a NXE:3100 productivity of up to 7 wafers per hour

We have jointly made significant progress during the summer and have now proven in laboratories a sustained 30-Watt source exposure power potential, which would enable the NXE:3300B to expose 18 wafers per hour

Our specified target remains at 105 Watts or 69 wafers per hour (wph), to be achieved for 2014 microchip production

ASML

Confidential

Slide 6

17 October 2012

What do ASML and Cymer intend to do together?

Cymer’s development and manufacturing operations for DUV and EUV will remain in San Diego

Cymer’s commercial operations will be run as an independent division, delivering and servicing DUV and EUV sources for the whole industry, not just ASML

Optimization of the work packages between Cymer, ASML Veldhoven and other suppliers (Trumpf, VDL and Zeiss) will be done gradually so as to limit the interfaces within the projects and between clusters

Further build-up of ASML staffing to support source work packages will be executed: we already increased support in 2012 from 100 to 260 FTE, and will further increase source staffing to near 400 heads in 2013

The merger will lead to the creation of a world-wide expert center network, enabling development of each sites, based on growing and differentiated technology capabilities

ASML

Confidential

Slide 7

17 October 2012

What does it mean for employees?

Veldhoven will remain the integration system center (R&D and Man)

Wilton will remain the a key scanner module center (R&D and Man)

ACE will remain the service, Aps, SC and refurbishment center

Cymer will be the DUV and EUV source center

Cymer will keep responsibility for the whole source system conception and many critical modules (R&D and Man)

We expect all locations to grow their activities and keep their standard employee benefits

We expect limited responsibilities movement between sites and plan to re-assign the people who may be impacted

We are now a bigger company with more ambition and more opportunities to develop skills and advance career

ASML

Confidential

Slide 8

17 October 2012

ASML and Cymer: next steps

The transaction is expected to close in the first half of 2013

In the meantime, nothing should change in our relationship

ASML does not own or run Cymer’s operations and should not be trying to do it

A team of ASML and Cymer employees will prepare for the integration

Increased R&D collaboration can continue and we have agreed on changes in projects to increase efficiency

ASML

Confidential

Slide 9

17 October 2012

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer or ASML, this transaction or the expected benefits of this transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer shareholder approval or regulatory approval for this transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of ASML and Cymer may suffer as a result of uncertainty surrounding the proposed transaction, the expected capacity and capability developments in EUV systems, the anticipated effect of this transaction on ASML’s earnings per share and EUV margins, the benefits of the DUV and IBP businesses and other risks associated with the development of EUV technology.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors included in ASML’s Annual Report on Form 20-F and Cymer’s Annual Report on Form 10-K, Cymer’s Quarterly Reports on Form 10-Q, and other documents filed by ASML and Cymer from time to time with the SEC. The parties disclaim any obligation to update the forward-looking statements contained herein.

ASML

Confidential

Slide 10

17 October 2012

Important information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. MADONNA STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Manager Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, 858-385-6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

ASML

Questions?